SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENT THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 3)*

TALON THERAPEUTICS, INC.
(Name of Issuer) Common Stock, $0.001 par value per share
(Title of Class of Securities) 87484H104
(CUSIP Number)

James E. Flynn
Deerfield Capital, L.P.
780 Third Avenue, 37th Floor
New York, New York  10017
(212) 551-1600

With a copy to:

Mark I. Fisher, Esq.
Elliot Press, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York  10022
(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) February 2, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 13 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 87484H104	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS Deerfield Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,019,211 Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,019,211 Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,019,211 Shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.73% (2)
14	TYPE OF REPORTING PERSON PN

(1)  Comprised of an aggregate of 3,514,302 shares of common stock, warrants to purchase 324,735 shares of common stock and  5,180,174 shares of common stock issuable as of January 31, 2011 upon the conversion of an aggregate of 36,807 shares of Series A-1 Convertible Preferred Stock held by Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund, L.P. and Deerfield Private Design International, L.P.

(2)  Based on 21,234,307 outstanding shares of common stock of the Company as reported in the Company's Quarterly Report for the quarterly period ended September 30, 2010 filed by the Company on November 12, 2010 with the Securities and Exchange Commission.

SCHEDULE 13D
CUSIP No. 87484H104	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS Deerfield Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 843,925 Shares (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 843,925 Shares (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 843,925 Shares (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.91% (4)
14	TYPE OF REPORTING PERSON* PN

(3)    Comprised of  481,079 shares of common stock, warrants to purchase 21,414 shares of common stock and 341,432 shares of common stock issuable as of January 31, 2010 upon the conversion of 2,426 shares of Series A-1 Convertible Preferred Stock.

(4)   See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,131,145 Shares (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,131,145 Shares (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,131,145 Shares (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.49% (6)
14	TYPE OF REPORTING PERSON* PN

(5)  Comprised of  1,161,724 shares of common stock, warrants to purchase 116,172 shares of common stock and 1,853,249 shares of common stock issuable as of January 31, 2011 upon the conversion of 13,168 shares of Series A-1 Convertible Preferred Stock.

(6)  See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,044,141 Shares (7)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,044,141 Shares (7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,044,141 Shares (7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.67% (8)
14	TYPE OF REPORTING PERSON* PN

(7)  Comprised of  1,871,499 shares of common stock, warrants to purchase 187,149 shares of common stock and 2,985,493 shares of common stock issuable as of January 31, 2011 upon the conversion of 21,213 shares of Series A-1 Convertible Preferred Stock.

(8)  See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 6 of 13 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,528,204 Shares (9)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,528,204 Shares (9)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,528,204 Shares (9)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.98% (10)
14	TYPE OF REPORTING PERSON* PN

(9)  Comprised of 862,949 shares of common stock, warrants to purchase 39,249 shares of common stock and 626,006 shares of common stock issuable as of January 31, 2011 upon the conversion of 4,448 shares of Series A-1 Convertible Preferred Stock held by Deerfield Special Situations Fund International Limited.

(10)  See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 7 of 13 Pages

1	NAME OF REPORTING PERSONS Deerfield Special Situations Fund International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,528,204 Shares (11)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,528,204 Shares (11)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,528,204 Shares (11)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.98% (12)
14	TYPE OF REPORTING PERSON* CO

(11)  Comprised of 862,949 shares of common stock, warrants to purchase 39,249 shares of common stock and 626,006 shares of common stock issuable as of January 31, 2011 upon the conversion of 4,448 shares of Series A-1 Convertible Preferred Stock.

(12)  See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 8 of 13 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,547,415 Shares (13)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,547,415 Shares (13)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,547,415 Shares (13)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.49% (14)
14	TYPE OF REPORTING PERSON* IN

(13)  Comprised of an aggregate of 4,377,251 shares of common stock, warrants to purchase 363,984 shares of common stock and 5,806,180 shares of common stock issuable as of January 31, 2011 upon the conversion of an aggregate of 41,255 shares of Series A-1 Convertible Preferred Stock held by Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P. and Deerfield Special Situations Fund International Limited.

(14)  See footnote 2 above.

CUSIP No. 87484H104

The Schedule 13D filed on October 19, 2009 by (i) Deerfield Capital, L.P. (“Deerfield Capital”), (ii) Deerfield Special Situations Fund, L.P. (“Deerfield Special Situations Fund”), (iii) Deerfield Private Design Fund, L.P. (“Deerfield Private Design Fund”), (iv) Deerfield Private Design International, L.P. (“Deerfield Private Design International”), (v) Deerfield Management Company, L.P. (“Deerfield Management”), (vi) Deerfield Special Situations Fund International Limited (“Deerfield Special Situations International”) and (vii) James E. Flynn, a natural person (“Flynn” and collectively with Deerfield Capital, Deerfield Special Situations Fund, Deerfield Private Design Fund, Deerfield Private Design International, Deerfield Management and Deerfield Special Situations International, the “Reporting Persons”), as amended by Amendment No. 1 filed on June 11, 2010, Amendment No.2 filed on September 16, 2010, with respect to the securities of Talon Therapeutics, Inc. (formerly Hana Biosciences, Inc.) is hereby amended by this Amendment No. 3. Only those items hereby reported in this Amendment No. 3 are amended and all other items remain unchanged.  Terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in Amendment No.1 to the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is amended to include the following:

Pursuant to a letter agreement, dated as of February 2, 2011, by and among Talon Therapeutics, Inc., Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P., Deerfield Special Situation Fund, Deerfield Special Situations Fund International, Deerfield Private Design Fund and Deerfield Private Design International (the “Letter Agreement”), the parties thereto confirmed their understanding that, with respect to the period beginning on June 7, 2010 and ending on September 9, 2010 only, there shall not be any accretion on the shares of Series A-1 Preferred Stock issued to the shareholders party thereto on June 7, 2010 pursuant to the Series A-1 Certificate.

The above description of the Letter Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement, a copy of which is attached as Exhibit 99.16 to the Schedule 13D and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

Items 5(a) and 5(b) of the Schedule 13D are amended and restated to read as follows:

All of the computations and share amounts used here do not give effect to any accretion of shares Series A-1 Preferred Stock after January 31, 2011.

(a)

(1)           Reporting Persons

Number of shares:  10,547,415 (15)
Percentage of shares:  38.49% (16)

CUSIP No. 87484H104

(2)           Deerfield Capital

Number of shares:  9,019,211 (1)
Percentage of shares:  33.73% (16)

(3)           Deerfield Special Situations Fund

Number of shares:  843,925 (3)
Percentage of shares:  3.91% (16)

(4)           Deerfield Private Design Fund

Number of shares:  3,131,145 (5)
Percentage of shares:  13.49% (16)

(5)           Deerfield Private Design International

Number of shares:  5,044,141 (7)
Percentage of shares:  20.67% (16)

 (6)           Deerfield Management

Number of shares:  1,528,204 (9)
Percentage of shares:  6.98% (16)

(7)           Deerfield Special Situations International

Number of shares:  1,528,204 (11)
Percentage of shares:  6.98% (16)

(8)           Flynn

Number of shares:  10,547,415 (13)
Percentage of shares:  38.49% (16)

(b)

(1)           Deerfield Capital

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:   9,019,211 shares (1)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:   9,019,211 shares (1)

(2)           Deerfield Special Situations Fund

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  843,925 shares (3)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  843,925 shares (3)

CUSIP No. 87484H104

(3)           Deerfield Private Design Fund

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  3,131,145 shares (5)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  3,131,145 shares (5)

(4)           Deerfield Private Design International

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  5,044,141 shares (7)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  5,044,141 shares (7)

(5)           Deerfield Management

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  1,528,204 shares (9)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  1,528,204 (9)

(6)           Deerfield Special Situations International

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  1,528,204 (11)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  1,528,204 shares (11)

(7)           Flynn

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  10,547,415  shares (13)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  10,547,415 shares (13)

Flynn is the sole member of the general partner of each of Deerfield Capital and Deerfield Management.  Deerfield Capital is the general partner of Deerfield Special Situations Fund, Deerfield Private Design Fund and Deerfield Private Design International.  Deerfield Management is the investment manager of Deerfield Special Situations International.

(15)  Comprised of an aggregate of 4,377,251 shares of common stock, warrants to purchase 363,984 shares of common stock and 5,806,180 shares of common stock issuable as of January 31, 2011 upon the conversion of an aggregate of 41,255 shares of Series A-1 Convertible Preferred Stock held by Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P. and Deerfield Special Situations Fund International Limited.

(16)  See footnote 2 above.

CUSIP No. 87484H104

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

Item 6 of the Schedule 13D is hereby amended to include the following:

The responses set forth in Item 4 of this Amendment No. 3 are hereby incorporated by reference.

Item 7.  Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit 99.16
Letter Agreement, dated as of February 2, 2011, by and among Talon Therapeutics, Inc., Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P., Deerfield Special Situation Fund, L.P., Deerfield Special Situations Fund International Limited, Deerfield Private Design Fund, L.P. and Deerfield Private Design International, L.P.

CUSIP No. 87484H104

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 2011

DEERFIELD CAPITAL, L.P.

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact*

DEERFIELD SPECIAL SITUATIONS FUND, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact*

DEERFIELD PRIVATE DESIGN FUND, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact*

DEERFIELD PRIVATE DESIGN INTERNATIONAL, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact*

CUSIP No. 87484H104

DEERFIELD MANAGEMENT COMPANY, L.P.

By:	Flynn Management LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact*

DEERFIELD SPECIAL SITUATIONS FUND INTERNATIONAL LIMITED

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact*

JAMES E. FLYNN

/s/ Darren Levine
Darren Levine, Attorney-in-Fact*

*Power of Attorney previously filed as Exhibit 99.3 to a Schedule 13D/A with regard to Hana Biosciences, Inc. (now known as Talon Therapeutics, Inc.) filed with the Securities and Exchange Commission on June 11, 2010 by Deerfield Capital L.P.; Deerfield Management Company, L.P.; Deerfield Special Situations Fund, L.P.; Deerfield Special Situations Fund International Limited; Deerfield Private Design Fund, L.P.; Deerfield Private Design International, L.P. and James E. Flynn.